UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 4,000,000,000 4.500 per cent. Notes due August 25, 2033

Filed pursuant to Rule 3 of Regulation BW

Dated: August 24, 2026

The following information regarding the U.S. Dollar 4,000,000,000 4.500 per cent. Notes due August 25, 2033 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW. As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated September 24, 2021) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 23, 2025) is already on file with the Securities and Exchange Commission.

Item 1. Description of Obligations

(a) U.S. Dollar 4,000,000,000 4.500 per cent. Notes due August 25, 2033.

(b) The interest rate per U.S. Dollar 1,000 (the “Specified Denomination”) shall be 4.500 per cent. per annum, payable semi-annually in arrear on each February 25 and August 25, commencing February 25, 2027, and ending on August 25, 2033.

(c) Maturing August 25, 2033. The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered. Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d) Not Applicable.

(e) Bank’s standard negative pledge clause (see Condition 4 on page 21 of the Prospectus).

(f) Not Applicable.

(g) No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h) See Prospectus, pages 6-11.

(i) Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045.

Item 2. Distribution of Obligations

As of August 20, 2026, the Bank entered into a Terms Agreement with Banco Santander, S.A., Barclays Bank PLC, BMO Capital Markets Corp., BNP Paribas, CastleOak

Securities, L.P., CIBC World Markets Corp., Citigroup Global Markets Limited, Crédit Agricole Corporate and Investment Bank, Daiwa Capital Markets Europe Limited, Deutsche Bank Aktiengesellschaft, Goldman Sachs International, HSBC Bank plc, J.P. Morgan Securities plc, Merrill Lynch International, Morgan Stanley & Co. International plc, National Bank of Canada Financial Inc., Nomura International plc, The Bank of Nova Scotia, London Branch, RBC Capital Markets, LLC, The Toronto-Dominion Bank, UBS AG London Branch and Wells Fargo Securities, LLC (collectively, the “Managers”), pursuant to which the Bank agreed to issue, and the Managers agreed to purchase, a principal amount of the Notes aggregating USD 4,000,000,000 at 99.668% of par. The Notes will be offered for sale subject to issuance and acceptance by the Managers and subject to prior sale. Delivery of the Notes is expected to be made on or about August 25, 2026.

The Terms Agreement provides that the obligations of the Managers are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of September 24, 2021) is already on file with the Securities and Exchange Commission.

Item 3. Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 99.668%	0.150%	99.518%
Total: USD 3,986,720,000	USD 6,000,000	USD 3,980,720,000

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5. Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6. Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7. Exhibits

A.	Final Terms dated August 20, 2026.

B.	Terms Agreement dated August 20, 2026.

EXECUTION VERSION

Final Terms dated August 20, 2026

International Bank for Reconstruction and Development

Issue of

US$4,000,000,000 4.500 per cent. Notes due August 25, 2033

under the

Global Debt Issuance Facility

Terms used herein shall be deemed to be defined as such for the purposes of the terms and conditions (the “Conditions”) set forth in the Prospectus dated September 24, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with such Prospectus.

UK MiFIR product governance / Retail investors, professional investors and ECPs target market – See Term 28 below.

SUMMARY OF THE NOTES

1.	Issuer:	International Bank for Reconstruction and Development (“IBRD”)

2.	(i) Series number:	102892

	(ii) Tranche number:	1

3.	Specified Currency or Currencies (Condition 1(d)):	United States Dollars (“US$”)

4.	Aggregate Nominal Amount

	(i) Series:	US$4,000,000,000

	(ii) Tranche:	US$4,000,000,000

5.	(i) Issue Price:	99.668 per cent. of the Aggregate Nominal Amount

	(ii) Net proceeds:	US$3,980,720,000

6.	Specified Denominations (Condition 1(b)):	US$1,000 and integral multiples thereof

7.	Issue Date:	August 25, 2026

8.	Maturity Date (Condition 6(a)):	August 25, 2033

9.	Interest basis (Condition 5):	4.500 per cent. Fixed Rate (further particulars specified below)

10.	Redemption/Payment basis (Condition 6):	Redemption at par

11.	Change of interest or redemption/payment basis:	Not Applicable

12.	Call/Put Options (Condition 6):	Not Applicable

13.	Status of the Notes (Condition 3):	Unsecured and unsubordinated

14.	Listing:	Luxembourg Stock Exchange

15.	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note provisions (Condition 5(a)):	Applicable

	(i) Rate of Interest:	4.500 per cent. per annum payable semi-annually in arrear

	(ii) Interest Payment Date(s):	February 25 and August 25 of each year, from and including February 25, 2027, to and including the Maturity Date, not subject to adjustment in accordance with a Business Day Convention

	(iii) Interest Period Date(s):	Each Interest Payment Date

	(iv) Business Day Convention:	Not Applicable

	(v) Day Count Fraction (Condition 5(l)):	30/360

	(vi) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

17.	Final Redemption Amount of each Note (Condition 6):	US$1,000 per minimum Specified Denomination

18.	Early Redemption Amount (Condition 6(c)):	As set out in the Conditions

GENERAL PROVISIONS APPLICABLE TO THE NOTES

19.	Form of Notes (Condition 1(a)):	Fed Bookentry Notes:

Fed Bookentry Notes available on Issue Date

20.	New Global Note / New Safekeeping Structure:	No

21.	Financial Centre(s) or other special provisions relating to payment dates (Condition 7(h)):	New York

22.	Governing law (Condition 14):	New York

23.	Other final terms:	The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as may be amended, restated, superseded or otherwise modified from time to time, between IBRD and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of May 19, 2025 (the “New Fiscal Agency Agreement”), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the 12 Federal Reserve Banks. All references to the “Fiscal Agency Agreement” under the heading “Terms and Conditions of the Notes” and elsewhere in the Prospectus shall be deemed references to the New Fiscal Agency Agreement.

DISTRIBUTION

24.	(i) If syndicated, names of Managers and underwriting commitments:	Merrill Lynch International	US$875,000,000
		Morgan Stanley & Co. International plc	US$875,000,000
		Nomura International plc	US$875,000,000
		The Toronto-Dominion Bank	US$875,000,000
		National Bank of Canada Financial Inc.	US$247,000,000
		The Bank of Nova Scotia, London Branch	US$221,000,000
		Banco Santander, S.A.	US$2,000,000
		Barclays Bank PLC	US$2,000,000
		BMO Capital Markets Corp.	US$2,000,000
		BNP PARIBAS	US$2,000,000
		CastleOak Securities, L.P.	US$2,000,000
		CIBC World Markets Corp.	US$2,000,000
		Citigroup Global Markets Limited	US$2,000,000
		Crédit Agricole Corporate and Investment Bank	US$2,000,000
		Daiwa Capital Markets Europe Limited	US$2,000,000
		Deutsche Bank Aktiengesellschaft	US$2,000,000
		Goldman Sachs International	US$2,000,000
		HSBC Bank plc	US$2,000,000
		J.P. Morgan Securities plc	US$2,000,000
		RBC Capital Markets, LLC	US$2,000,000
		UBS AG London Branch	US$2,000,000
		Wells Fargo Securities, LLC	US$2,000,000

	(ii) Stabilizing Manager(s) (if any):	Not Applicable

25.	If non-syndicated, name of Dealer:	Not Applicable

26.	Total commission and concession:	0.150 per cent. of the Aggregate Nominal Amount

27.	Additional selling restrictions:	Not Applicable

28.	UK MiFIR product governance / Retail investors, professional investors and ECPs target market:	Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“UK MiFIR”) product governance / Retail investors, professional investors and ECPs target market:

Solely for the purposes of the manufacturers’ product approval process, the target market assessment in respect of the Notes has led to the conclusion that (i) the target market for the Notes is eligible counterparties (as defined in the United Kingdom Financial Conduct Authority (the “FCA”) Handbook Conduct of Business Sourcebook (“COBS”)), professional clients (as defined in UK MiFIR) and retail clients (as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018); and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, each distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

For the purposes of this Term 28, “manufacturers” means Merrill Lynch International, Morgan Stanley & Co. International plc, Nomura International plc and The Toronto-Dominion Bank.

IBRD does not fall under the scope of application of UK MiFIR. Consequently, IBRD does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

OPERATIONAL INFORMATION

29.	Legal Entity Identifier of the Issuer:	ZTMSNXROF84AHWJNKQ93

30.	ISIN Code:	US459058MC43

31.	Common Code:	348153331

32.	CUSIP:	459058MC4

33.	Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking, S.A. and The Depository Trust Company and the relevant identification number(s):	Bookentry system of the Federal Reserve Banks

34.	Delivery:	Delivery versus payment

35.	Intended to be held in a manner which would allow Eurosystem eligibility:	Not Applicable

GENERAL INFORMATION

IBRD’s most recent Information Statement was issued on September 23, 2025.

SUPPLEMENTAL PROSPECTUS INFORMATION

The Prospectus is hereby supplemented with the following information, which shall be deemed to be incorporated in, and to form part of, the Prospectus.

The Managers are represented by Sullivan & Cromwell LLP. From time to time Sullivan & Cromwell LLP performs legal services for IBRD.

LISTING APPLICATION

These Final Terms comprise the final terms required for the admission to the Official List of the Luxembourg Stock Exchange and to trading on the Luxembourg Stock Exchange’s regulated market of the Notes described herein issued pursuant to the Global Debt Issuance Facility of International Bank for Reconstruction and Development.

RESPONSIBILITY

IBRD accepts responsibility for the information contained in these Final Terms.

Signed on behalf of IBRD:

By:	/s/ Henry Coyle
Name: Henry Coyle
Title: Senior Financial Officer, World Bank Treasury
Duly authorized

EXECUTION VERSION

TERMS AGREEMENT NO. 102892 UNDER THE FACILITY

August 20, 2026

International Bank for Reconstruction

and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned (the “Dealers”) agree to purchase from you (the “Bank”) the Bank’s US$4,000,000,000 4.500 per cent. Notes due August 25, 2033 (the “Notes”) described in the Final Terms, dated as of the date hereof (the “Final Terms”) at 11:00 a.m. New York time on August 25, 2026 (the “Settlement Date”) at an aggregate purchase price of US$3,980,720,000 (which is 99.518 per cent. of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated September 24, 2021, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, each of the Dealers understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein and the term “Time of Sale” refers to August 18, 2026, 12:22 p.m. New York time. The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended and supplemented from time to time, between the Bank and the Federal Reserve Bank of New York, as fiscal and paying agent, has been superseded by the Uniform Fiscal Agency Agreement, dated as of May 19, 2025 (the “New Fiscal Agency Agreement”), as may be amended, restated, superseded or otherwise modified from time to time, between the Bank and the 12 Federal Reserve Banks. When used herein and in the Standard Provisions as so incorporated, the term “Fed Fiscal Agency Agreement” refers to the New Fiscal Agency Agreement. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to the Dealers that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of each of the Dealers to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein. The obligation of the Dealers to purchase Notes hereunder is further subject to the receipt by the Dealers of (i) a letter from Sullivan & Cromwell LLP addressed to the Dealers and giving the Dealers the full benefit of the existing validity opinion of such firm as of the date of such existing validity opinion; (ii) an agreed-upon procedures letter from Deloitte & Touche LLP in respect of the Prospectus (including the Bank’s Management’s Discussion & Analysis and Financial Statements for the fiscal year ended June 30, 2026, filed with the U.S. Securities and Exchange Commission on August 6, 2026 (the “August Filing”), incorporated by reference therein); (iii) a disclosure letter from the Deputy General Counsel of the Bank in respect of the Prospectus (including the August Filing incorporated by reference therein); and (iv) a disclosure letter from Sullivan & Cromwell LLP in respect of the Prospectus (including the August Filing incorporated by reference therein).

Subject to Section 5.6 of the Standard Provisions, the Bank certifies to each of the Dealers that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1

The Bank agrees that it will issue the Notes and the Dealers named below severally and not jointly agree to purchase the Notes at the purchase price specified above (being equal to the issue price of 99.668 per cent. less a management and underwriting fee of 0.150 per cent. of the aggregate nominal amount of the Notes).

The respective nominal amounts of the Notes that each of the Dealers commits to underwrite are set forth opposite their names below:

Name	Nominal Amount
Merrill Lynch International	US$875,000,000
Morgan Stanley & Co. International plc	US$875,000,000
Nomura International plc	US$875,000,000
The Toronto-Dominion Bank	US$875,000,000
National Bank of Canada Financial Inc.	US$247,000,000
The Bank of Nova Scotia, London Branch	US$221,000,000
Banco Santander, S.A.	US$2,000,000
Barclays Bank PLC	US$2,000,000
BMO Capital Markets Corp.	US$2,000,000
BNP PARIBAS	US$2,000,000
CastleOak Securities, L.P.	US$2,000,000

Name	Nominal Amount
CIBC World Markets Corp.	US$2,000,000
Citigroup Global Markets Limited	US$2,000,000
Crédit Agricole Corporate and Investment Bank	US$2,000,000
Daiwa Capital Markets Europe Limited	US$2,000,000
Deutsche Bank Aktiengesellschaft	US$2,000,000
Goldman Sachs International	US$2,000,000
HSBC Bank plc	US$2,000,000
J.P. Morgan Securities plc	US$2,000,000
RBC Capital Markets, LLC	US$2,000,000
UBS AG London Branch	US$2,000,000
Wells Fargo Securities, LLC	US$2,000,000
Total:	US$4,000,000,000

2

Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in book entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000018 BK OF NYC/TDLondon; and payment of the purchase price specified above shall be delivered in immediately available funds to the Bank’s account at the Federal Reserve Bank of New York: ABA No. 021081367 (IBRD WASH/ISSUER – CODE 2500).

3

The Bank hereby appoints each of the Dealers as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the Dealers shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the Dealers acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4

In consideration of the Bank appointing each of the Dealers as a Dealer solely with respect to this issue of Notes, each of the Dealers hereby undertakes for the benefit of the Bank and each of the other Dealers that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5	The Joint Lead Managers hereby jointly and equally agree to pay the following expenses, if applicable:

(a)

all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including, without limitation, the costs and expenses of the listing agent and for the notices required to be published in connection with the issue and initial and continued listing of the Notes);

(b)	any fees of the Federal Reserve Bank of New York in its capacity as Fiscal Agent for the Notes;

(c)	the legal fees and expenses of Sullivan & Cromwell LLP, counsel to the Dealers; and

(d)	the agreed fees and expenses of Deloitte & Touche LLP in connection with the procedures letter to be delivered in relation to the Notes.

6

Each of the Dealers acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the Dealers which have arisen prior to such termination.

For purposes hereof, the notice details of the Dealers are as follows:

c/o The Toronto-Dominion Bank

60 Threadneedle Street

London EC2R 8AP

United Kingdom

Attention: Head of Syndicate & Origination

Telephone: +44 20 7628 2262

Email: transactionadvisorygroup@tdsecurities.com

7

If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Dealers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent. of the nominal amount of the Notes for which the non-defaulting Dealers were originally committed; provided, however, that if the aggregate nominal amount of Notes as to which such default occurred exceeds 16.667 per cent. of the nominal amount of the Notes, the non-defaulting Dealers shall be entitled to terminate this Terms Agreement without any liability on the part of any non-defaulting Dealers. Nothing herein will relieve a defaulting Dealer from liability for its default.

8

The Dealers and the Bank acknowledge that the Bank does not fall under the scope of application of the UK MiFIR regime. Consequently, the Bank does not qualify as an “investment firm”, “manufacturer” or “distributor” for the purposes of UK MiFIR.

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) regarding the mutual responsibilities of UK manufacturers under the UK MiFIR Product Governance Rules:

(a)

each of Merrill Lynch International, Morgan Stanley & Co. International plc, Nomura International plc and The Toronto-Dominion Bank (each a “UK Manufacturer” and together the “UK Manufacturers”) acknowledges to each other UK Manufacturer that it understands the responsibilities conferred upon it under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Final Terms and any other announcements in connection with the Notes; and

(b)

each of the other Dealers notes the application of the UK MiFIR Product Governance Rules and acknowledges the target market and distribution channels identified as applying to the Notes by the UK Manufacturers and the related information set out in the Final Terms and any other announcements in connection with the Notes.

For the purposes of this provision, the expression “UK MiFIR” means Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

9

Nothing in this Terms Agreement shall operate as or be construed to constitute a waiver, renunciation or any other modification of any privilege or immunity of the Bank under the Bank’s Articles of Agreement, or applicable law or international law.

10	All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

11	This Terms Agreement shall be governed by, and construed in accordance with, the laws of the State of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

MERRILL LYNCH INTERNATIONAL

By:	/s/ Kamini Sumra
Name: Kamini Sumra
Title: Managing Director

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Gordon Charlton
Name: Gordon Charlton
Title: Executive Director

NOMURA INTERNATIONAL PLC

By:	/s/ Phillip Taylor
Name: Phillip Taylor
Title: Duly Authorised Signatory

THE TORONTO-DOMINION BANK

By:	/s/ Laura O’Connor
Name: Laura O’Connor
Title: Managing Director

(together with Merrill Lynch International, Morgan Stanley & Co. International plc and Nomura International plc the “Joint Lead Managers”)

NATIONAL BANK OF CANADA FINANCIAL INC.

By:	/s/ Robert D. Miller
Name: Robert D. Miller
Title: Managing Director, Head of US DCM

THE BANK OF NOVA SCOTIA, LONDON BRANCH

By:	/s/ James Walter
Name: James Walter
Title: Head of Legal, Europe

By:	/s/ Cesare Roselli
Name: Cesare Roselli
Title: Managing Director

BANCO SANTANDER, S.A.

By:	/s/ Abraham Douek
Name: Abraham Douek
Title: Managing Director

By:	/s/ Hector Snuggs
Name: Hector Snuggs
Title: Executive Director

BARCLAYS BANK PLC

By:	/s/ Marette Kemp Matty
Name: Marette Kemp Matty
Title: Authorised Signatory

BMO CAPITAL MARKETS CORP.

By:	/s/ Sean M. Hayes
Name: Sean M. Hayes
Title: Managing Director

BNP PARIBAS

By:	/s/ Jamie Stirling
Name: Jamie Stirling
Title: DCM SSA

By:	/s/ Myriam Zapata
Name: Myriam Zapata
Title: DCM SSA

CASTLEOAK SECURITIES, L.P.

By:	/s/ Itai Benosh
Name: Itai Benosh
Title: Managing Director

CIBC WORLD MARKETS CORP.

By:	/s/ Christina Cho
Name: Christina Cho
Title: Managing Director

CITIGROUP GLOBAL MARKETS LIMITED

By:	/s/ Valentino Di Rienzo
Name: Valentino Di Rienzo
Title: Vice President

CRÉDIT AGRICOLE CORPORATE AND INVESTMENT BANK

By:	/s/ Laurence Duquesne-Garner
Name: Laurence Duquesne-Garner
Title:

By:	/s/ Michael Benyaya
Name: Michael Benyaya
Title:

DAIWA CAPITAL MARKETS EUROPE LIMITED

By:	/s/ Jez Walsh
Name: Jez Walsh
Title: Managing Director, Syndication

DEUTSCHE BANK AKTIENGESELLSCHAFT

By:	/s/ Katrin Wehle
Name: Katrin Wehle
Title: Managing Director

By:	/s/ Neal Ganatra
Name: Neal Ganatra
Title: Managing Director

GOLDMAN SACHS INTERNATIONAL

By:	/s/ Edward Markham
Name: Edward Markham
Title: Managing Director

HSBC BANK PLC

By:	/s/ Samantha Riley
Name: Samantha Riley
Title: Head of DCM Legal

J.P. MORGAN SECURITIES PLC

By:	/s/ Assiya Khan
Name: Assiya Khan
Title: Vice President

RBC CAPITAL MARKETS, LLC

By:	/s/ Elaine S. Murray
Name: Elaine S. Murray
Title: Duly Authorised Signatory

UBS AG LONDON BRANCH

By:	/s/ Perry Ward
Name: Perry Ward
Title: Director

By:	/s/ Isobel Martin
Name: Isobel Martin
Title: Associate Director

WELLS FARGO SECURITIES, LLC

By:	/s/ Carlos Perezgrovas
Name: Carlos Perezgrovas
Title: Head of SSA Syndication

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:	/s/ Henry Coyle
Name: Henry Coyle
Senior Financial Officer, World Bank Treasury
Authorized Officer